Exhibit 2

2019 FOURTH QUARTER RESULTS    Stock Listing Information Colombian Stock Exchange S.A. Ticker: CLH Investor Relations Pablo Gutiérrez +57 (1) 603-9051 E-mail: pabloantonio.gutierrez@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January - December				Fourth Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Consolidated cement volume	6,454	6,649	(3%)		1,562	1,679	(7%)	
Consolidated domestic gray cement volume	5,840	5,855	(0%)		1,448	1,489	(3%)	
Consolidated ready-mix volume	2,401	2,604	(8%)		570	659	(13%)	
Consolidated aggregates volume	5,705	6,265	(9%)		1,329	1,471	(10%)	
Net sales	989	1,108	(11%)	(5%)	237	260	(9%)	(6%)
Gross profit	383	460	(17%)	(12%)	92	113	(18%)	(16%)
as % of net sales	38.7%	41.5%	(2.8pp)		39.0%	43.3%	(4.3pp)	
Operating earnings before other expenses, net	116	170	(32%)	(27%)	29	39	(27%)	(25%)
as % of net sales	11.7%	15.3%	(3.6pp)		12.1%	15.1%	(3.0pp)	
Controlling interest net income (loss)	4	62	(93%)		-3	9	N/A	
Operating EBITDA	199	249	(20%)	(15%)	53	56	(6%)	(5%)
as % of net sales	20.1%	22.4%	(2.3pp)		22.3%	21.6%	0.7pp	
Free cash flow after maintenance capital expenditures	96	56	71%		45	20	130%	
Free cash flow	93	55	68%		44	19	129%	
Net debt	736	828	(11%)		736	828	(11%)	
Total debt	758	865	(12%)		758	865	(12%)	
Earnings of continuing operations per share	0.01	0.13	(94%)		(0.01)	0.02	N/A	
Shares outstanding at end of period	557	557	0%		557	557	0%	
Employees	4,260	4,067	5%		4,260	4,067	5%	

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.

Consolidated net sales during the fourth quarter of 2019 declined by 9% in U.S.-dollar terms, or by 6% in local-currency terms, compared to those of the fourth quarter of 2018. Improved sales in Colombia and El Salvador were more than offset by decreases in the rest of our countries, in local-currency terms.

Cost of sales as a percentage of net sales during the fourth quarter increased by 4.3pp from 56.7% to 61.0%, on a year-over-year basis.

Operating expenses as a percentage of net sales during the quarter decreased by 1.3pp from 28.3% to 27.0%, compared to those of 2018.

Operating EBITDA during the fourth quarter of 2019 declined in U.S.-dollar and local-currency terms by 6% and 5%, respectively, compared to that of the fourth quarter of 2018. The decline is mainly due to lower volumes and increased variable costs, partially offset by increased prices and SG&A savings related to our Stronger CEMEX plan.

Operating EBITDA margin during the fourth quarter of 2019 increased by 0.7pp, compared to that of the fourth quarter of 2018, supported by SG&A savings.

Controlling interest net income during the fourth quarter was negative US$3 million, compared to positive US$9 million during the same quarter of 2018.

Total debt declined by US$29 million during the quarter, from US$765 million in September to US$736 million in December.

2019 Fourth Quarter Results Page 2

OPERATING RESULTS

Colombia

	January - December				Fourth Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	504	524	(4%)	7%	128	125	2%	7%
Operating EBITDA	91	97	(6%)	3%	32	23	38%	41%
Operating EBITDA margin	18.0%	18.5%	(0.5pp)		24.9%	18.4%	6.5pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	9%	4%	5%	0%	1%	(1%)
Price (USD)	(5%)	5%	(10%)	(4%)	(6%)	(1%)
Price (local currency)	5%	10%	0%	1%	4%	4%

Year-over-year percentage variation.

In Colombia, during the fourth quarter our domestic gray cement volume increased by 4%, while our ready-mix volume remained flat and our aggregates volume decreased by 1%, compared to those of the fourth quarter of 2018. For the full year 2019, our domestic gray cement, ready-mix and aggregates volumes increased by 9%, 5%, and 1%, respectively, on a year-over-year basis.

We are pleased with the national cement demand in Colombia, which turned back to positive during 2019 after 3 years of declines, driven by increased activity in the infrastructure and the self-construction sectors. Our cement prices during the quarter increased by 3% sequentially and by 10% year-over-year, in local-currency terms. Our cement prices from December 2018 to December 2019 increased by 11%, in local-currency terms.

Panama

	January - December				Fourth Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	181	222	(18%)	(18%)	38	53	(27%)	(27%)
Operating EBITDA	49	66	(26%)	(26%)	10	13	(23%)	(23%)
Operating EBITDA margin	26.8%	29.6%	(2.8pp)		27.1%	25.6%	1.5pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(15%)	(20%)	(28%)	(35%)	(29%)	(21%)
Price (USD)	(6%)	(9%)	(3%)	(8%)	(8%)	(16%)
Price (local currency)	(6%)	(9%)	(3%)	(8%)	(8%)	(16%)

Year-over-year percentage variation.

In Panama during the fourth quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 20%, 35%, and 21%, respectively, compared to those of the fourth quarter of 2018. For 2019, our domestic gray cement, ready-mix and aggregates volumes declined by 15%, 28%, and 29%, respectively, on a year-over-year basis.

Cement demand was weak during 2019. We estimate that national cement demand declined by 20% during the quarter and by 12% during the full year. Cement demand remained affected by high inventories in apartments and offices, as well as by the deceleration of the economy. In the infrastructure sector, cement consumption from the "Corredor de las playas" project was slower than expected, and the Fourth Bridge over the Canal had redesigns that delayed its construction start. Projects such as the new windfarm, the Northern Corridor highway, and the "Via Transístmica", did provide volume support during the quarter.

2019 Fourth Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January - December				Fourth Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	102	139	(27%)	(26%)	22	27	(20%)	(24%)
Operating EBITDA	30	45	(33%)	(32%)	7	9	(22%)	(27%)
Operating EBITDA margin	29.8%	32.7%	(2.9pp)		30.5%	31.5%	(1.0pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(21%)	(13%)	(30%)	(44%)	(13%)	(38%)
Price (USD)	(4%)	(2%)	(0%)	(2%)	(10%)	(9%)
Price (local currency)	(3%)	(7%)	2%	(7%)	(9%)	(14%)

Year-over-year percentage variation.

In Costa Rica, during the fourth quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 13%, 44%, and 38%, respectively, compared to those of the fourth quarter of 2018. For the full year 2019, our domestic gray cement, ready-mix and aggregates volumes declined by 21%, 30% and 13%, respectively, on a year-over-year basis.

Cement demand was weak during 2019. We estimate that national cement demand declined by 14% and 12% during the fourth quarter and full year, respectively. Cement demand was affected by the uncertainty related to the implementation of the fiscal reform, as well as by the slow execution of infrastructure projects. Our full year performance reflects a high base of comparison in 2018, as the new competitor commissioned its cement-grinding mill in July of 2018 and ramped-up volumes gradually.

Rest of CLH

	January - December				Fourth Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	217	239	(9%)	(6%)	52	59	(11%)	(9%)
Operating EBITDA	60	77	(21%)	(19%)	14	18	(25%)	(23%)
Operating EBITDA margin	27.9%	32.2%	(4.3pp)		26.6%	31.5%	(4.9pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(6%)	(8%)	(46%)	(55%)	(27%)	39%
Price (USD)	(2%)	(3%)	4%	6%	13%	3%
Price (local currency)	1%	(1%)	6%	7%	19%	8%

Year-over-year percentage variation.

In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala and El Salvador, our quarterly domestic gray cement and ready-mix volumes decreased by 8% and 55%, respectively, while our aggregates volumes increased by 39%, compared to those of the fourth quarter of 2018. For 2019, our domestic gray cement, ready-mix and aggregates volumes declined by 6%, 46%, and 27%, respectively, on a year-over-year basis.

In Nicaragua, national cement demand was weak during 2019 impacted by the socio-political crisis. Our cement volumes during the quarter and the full year declined by 20% and 16%, respectively, in line with the industry. However, our quarterly cement volumes improved by 6% sequentially, due to the reactivation of some highway projects and a hospital.

In Guatemala, national cement demand improved in the mid-single digits during 2019, supported by vertical housing and industrial projects in Guatemala City. Our cement volumes remained flat during 2019 and declined by 3% during the quarter. During 2019, our cement volume underperformed the market due to a lower-market participation from our ready-mix business, as we focused on the most-profitable projects, and to increased imports.

2019 Fourth Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

CEMEX LatAm Holdings

Operating EBITDA and free cash flow

	January - December			Fourth Quarter		
	2019	2018	% var	2019	2018	% var
Operating earnings before other expenses, net	**116**	**170**	**(32%)**	**29**	**39**	**(27%)**
+ Depreciation and operating amortization	83	79		24	17	
Operating EBITDA	**199**	**249**	**(20%)**	**53**	**56**	**(6%)**
- Net financial expense	52	61		12	16	
- Capital expenditures for maintenance	43	46		12	17	
- Change in working Capital	(30)	(5)		(21)	(15)	
- Taxes paid	52	58		17	18	
- Other cash items (Net)	(14)	31		(12)	(1)	
- Free cash flow discontinued operations	0	2		0	1	
Free cash flow after maintenance capital exp	**96**	**56**	**71%**	**45**	**20**	**130%**
- Strategic Capital expenditures	3	1		2	1	
Free cash flow	**93**	**55**	**68%**	**44**	**19**	**129%**

In millions of US dollars, except percentages.

Information on Debt

	Fourth Quarter			Third Quarter
	2019	2018	% var	2019
Total debt [1, 2]	**758**	**865**		**788**
Short term	1%	1%		18%
Long term	99%	99%		82%
Cash and cash equivalents	23	38	(40%)	23
Net debt	**736**	**828**	**(11%)**	**765**
Net debt / EBITDA	**3.7x**	**3.3x**		**3.8x**

	Fourth Quarter	
	2019	2018
Currency denomination		
U.S. dollar	99%	99%
Colombian peso	1%	1%
Interest rate		
Fixed	69%	60%
Variable	31%	40%

In millions of US dollars, except percentages.
[1] Includes leases, in accordance with International Financial Reporting Standards (IFRS).
[2] Represents the consolidated balances of CLH and subsidiaries.

2019 Fourth Quarter Results Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

INCOME STATEMENT	January - December 2019	2018	% var	l-t-l % var	Fourth Quarter 2019	2018	% var	l-t-l % var
Net sales	988,653	1,108,329	(11%)	(5%)	236,827	259,809	(9%)	(6%)
Cost of sales	(606,139)	(648,348)	7%		(144,409)	(147,220)	2%	
Gross profit	**382,514**	**459,981**	**(17%)**	**(12%)**	**92,418**	**112,589**	**(18%)**	**(16%)**
Operating expenses	(266,831)	(290,142)	8%		(63,862)	(73,445)	13%	
Operating earnings before other expenses, net	**115,683**	**169,839**	**(32%)**	**(27%)**	**28,556**	**39,144**	**(27%)**	**(25%)**
Other expenses, net	(13,081)	3,757	n/a		(744)	4,461	n/a	
Operating earnings	**102,602**	**173,596**	**(41%)**		**27,812**	**43,605**	**(36%)**	
Financial expenses	(51,956)	(60,652)	14%		(12,358)	(16,461)	25%	
Other income (expenses), net	(16,731)	(4,231)	(295%)		5,864	(14,233)	n/a	
Net income before income taxes	**33,915**	**108,713**	**(69%)**		**21,318**	**12,911**	**65%**	
Income tax	(29,443)	(36,532)	19%		(24,407)	(3,236)	(654%)	
Profit of continuing operations	4,472	72,181	(94%)		(3,089)	9,675	n/a	
Discontinued operations	0	(9,556)	100%		0	(173)	0%	
Consolidated net income	**4,472**	**62,625**	**(93%)**		**(3,089)**	**9,502**	**n/a**	
Non-controlling Interest Net Income	(5)	(194)	97%		(23)	(8)	(200%)	
Controlling Interest Net Income	**4,467**	**62,431**	**(93%)**		**(3,112)**	**9,494**	**n/a**	
Operating EBITDA	**198,864**	**248,500**	**(20%)**	**(15%)**	**52,861**	**56,148**	**(6%)**	**(5%)**
Earnings of continued operations per share	**0.01**	**0.13**	**(94%)**		**(0.01)**	**0.02**	**n/a**	
Earnings of discontinued operations per share	**0.00**	**(0.02)**	**100%**		**0.00**	**(0.00)**	**100%**	

BALANCE SHEET	as of December 31 2019	2018	% var
Total Assets	**2,994,203**	**3,065,110**	**(2%)**
Cash and Temporary Investments	22,606	37,126	(39%)
Trade Accounts Receivables	70,650	87,465	(19%)
Other Receivables	90,116	64,841	39%
Inventories	77,973	81,172	(4%)
Assets held for sale	0	0	n/a
Other Current Assets	22,604	38,567	(41%)
Current Assets	283,949	309,171	(8%)
Fixed Assets	1,131,440	1,177,623	(4%)
Other Assets	1,578,814	1,578,316	0%
Total Liabilities	**1,450,397**	**1,552,827**	**(7%)**
Liabilities available for sale	0	0	n/a
Other Current Liabilities	260,872	297,477	(12%)
Current Liabilities	260,872	297,477	(12%)
Long-Term Liabilities	1,125,166	1,237,775	(9%)
Other Liabilities	64,359	17,575	266%
Consolidated Stockholders' Equity	**1,543,806**	**1,512,283**	**2%**
Non-controlling Interest	5,251	5,290	(1%)
Stockholders' Equity Attributable to Controlling Interest	1,538,555	1,506,993	2%

2019 Fourth Quarter Results Page 6

OPERATING RESULTS

CEMEX LatAm Holdings

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in millions of Colombian Pesos in nominal terms, except per share amounts

	January - December			Fourth Quarter		
INCOME STATEMENT	2019	2018	% var	2019	2018	% var
Net sales	3,262,326	3,293,999	(1%)	804,387	839,374	(4%)
Cost of sales	(2,000,118)	(1,926,918)	(4%)	(490,487)	(475,628)	(3%)
Gross profit	**1,262,208**	**1,367,081**	**(8%)**	**313,900**	**363,746**	**(14%)**
Operating expenses	(880,482)	(862,313)	(2%)	(216,908)	(237,281)	9%
Operating earnings before other expenses, net	**381,726**	**504,768**	**(24%)**	**96,992**	**126,465**	**(23%)**
Other expenses, net	(43,162)	11,165	n/a	(2,529)	14,411	n/a
Operating earnings	**338,564**	**515,933**	**(34%)**	**94,463**	**140,876**	**(33%)**
Financial expenses	(171,444)	(180,260)	5%	(41,973)	(53,180)	21%
Other income (expenses), net	(55,208)	(12,573)	(339%)	19,917	(45,985)	n/a
Net income before income taxes	**111,912**	**323,100**	**(65%)**	**72,407**	**41,711**	**74%**
Income tax	(97,156)	(108,574)	11%	(82,898)	(10,453)	(693%)
Profit of continuing operations	14,756	214,526	(93%)	(10,491)	31,258	n/a
Discontinued operations	0	(28,403)	100%	0	(561)	100%
Consolidated net income	**14,756**	**186,123**	**(92%)**	**(10,491)**	**30,697**	**n/a**
Non-controlling Interest Net Income	(17)	(576)	97%	(81)	(24)	(232%)
Controlling Interest Net Income	**14,739**	**185,547**	**(92%)**	**(10,572)**	**30,673**	**n/a**
Operating EBITDA	**656,206**	**738,553**	**(11%)**	**179,542**	**181,400**	**(1%)**
Earnings of continued operations per share	**26**	**385**	**(93%)**	**(19)**	**56**	**n/a**
Earnings of discontinued operations per share	**0**	**(51)**	**(100%)**	**0**	**(1)**	**100%**

	as of December 31		
BALANCE SHEET	2019	2018	% var
Total Assets	**9,812,422**	**9,960,841**	**(1%)**
Cash and Temporary Investments	74,081	120,649	(39%)
Trade Accounts Receivables	231,530	284,238	(19%)
Other Receivables	295,323	210,717	40%
Inventories	255,529	263,788	(3%)
Assets held for sale	0	0	n/a
Other Current Assets	74,078	125,338	(41%)
Current Assets	930,541	1,004,730	(7%)
Fixed Assets	3,707,889	3,826,979	(3%)
Other Assets	5,173,992	5,129,132	1%
Total Liabilities	**4,753,153**	**5,046,300**	**(6%)**
Liabilities available for sale	0	0	n/a
Other Current Liabilities	854,914	966,727	(12%)
Current Liabilities	854,914	966,727	(12%)
Long-Term Liabilities	3,687,326	4,022,460	(8%)
Other Liabilities	210,912	57,113	269%
Consolidated Stockholders' Equity	**5,059,269**	**4,914,541**	**3%**
Non-controlling Interest	17,208	17,188	0%
Stockholders' Equity Attributable to Controlling Interest	5,042,061	4,897,353	3%

2019 Fourth Quarter Results Page 7

OPERATING RESULTS

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - December				Fourth Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
NET SALES								
Colombia	503,839	524,330	(4%)	7%	127,515	125,081	2%	7%
Panama	181,229	222,036	(18%)	(18%)	38,191	52,624	(27%)	(27%)
Costa Rica	101,834	139,087	(27%)	(26%)	21,725	27,156	(20%)	(24%)
Rest of CLH	216,726	238,750	(9%)	(6%)	52,357	58,620	(11%)	(9%)
Others and intercompany eliminations	(14,975)	(15,874)	6%	6%	(2,961)	(3,672)	19%	19%
TOTAL	**988,653**	**1,108,329**	**(11%)**	**(5%)**	**236,827**	**259,809**	**(9%)**	**(6%)**
GROSS PROFIT								
Colombia	191,865	201,346	(5%)	6%	51,921	48,822	6%	12%
Panama	63,659	85,576	(26%)	(26%)	13,332	18,361	(27%)	(27%)
Costa Rica	47,212	65,949	(28%)	(27%)	10,078	14,488	(30%)	(34%)
Rest of CLH	81,354	100,263	(19%)	(16%)	18,333	25,692	(29%)	(28%)
Others and intercompany eliminations	(1,576)	6,847	N/A	N/A	(1,246)	5,226	N/A	N/A
TOTAL	**382,514**	**459,981**	**(17%)**	**(12%)**	**92,418**	**112,589**	**(18%)**	**(16%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Colombia	61,291	67,847	(10%)	(1%)	22,562	16,212	39%	45%
Panama	31,277	48,718	(36%)	(36%)	5,853	8,639	(32%)	(32%)
Costa Rica	25,670	40,674	(37%)	(35%)	5,454	7,424	(27%)	(31%)
Rest of CLH	52,090	68,577	(24%)	(22%)	11,391	16,304	(30%)	(29%)
Others and intercompany eliminations	(54,645)	(55,977)	2%	2%	(16,704)	(9,435)	(77%)	(77%)
TOTAL	**115,683**	**169,839**	**(32%)**	**(27%)**	**28,556**	**39,144**	**(27%)**	**(25%)**
OPERATING EBITDA								
Colombia	90,716	96,767	(6%)	3%	31,742	23,006	38%	41%
Panama	48,619	65,746	(26%)	(26%)	10,338	13,490	(23%)	(23%)
Costa Rica	30,313	45,490	(33%)	(32%)	6,624	8,542	(22%)	(27%)
Rest of CLH	60,369	76,800	(21%)	(19%)	13,927	18,449	(25%)	(23%)
Others and intercompany eliminations	(31,153)	(36,303)	14%	14%	(9,770)	(7,339)	(33%)	(33%)
TOTAL	**198,864**	**248,500**	**(20%)**	**(15%)**	**52,861**	**56,148**	**(6%)**	**(5%)**
OPERATING EBITDA MARGIN								
Colombia	18.0%	18.5%	(0.5pp)		24.9%	18.4%	6.5pp	
Panama	26.8%	29.6%	(2.8pp)		27.1%	25.6%	1.5pp	
Costa Rica	29.8%	32.7%	(2.9pp)		30.5%	31.5%	(1.0pp)	
Rest of CLH	27.9%	32.2%	(4.3pp)		26.6%	31.5%	(4.9pp)	
TOTAL	**20.1%**	**22.4%**	**(2.3pp)**		**22.3%**	**21.6%**	**0.7pp**	

2019 Fourth Quarter Results Page 8

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - December			Fourth Quarter		
	2019	2018	% var	2019	2018	% var
Total cement volume [1]	6,454	6,649	(3%)	1,562	1,679	(7%)
Total domestic gray cement volume	5,840	5,855	(0%)	1,448	1,489	(3%)
Total ready-mix volume	2,401	2,604	(8%)	570	659	(13%)
Total aggregates volume	5,705	6,265	(9%)	1,329	1,471	(10%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January - December	Fourth Quarter	Fourth Quarter 2019
	2019 vs. 2018	2019 vs. 2018	vs. Third Quarter 2019
DOMESTIC GRAY CEMENT			
Colombia	9%	4%	(2%)
Panama	(15%)	(20%)	(12%)
Costa Rica	(21%)	(13%)	(13%)
Rest of CLH	(6%)	(8%)	6%
READY-MIX			
Colombia	5%	0%	(3%)
Panama	(28%)	(35%)	(13%)
Costa Rica	(30%)	(44%)	(10%)
Rest of CLH	(46%)	(55%)	(7%)
AGGREGATES			
Colombia	1%	(1%)	(3%)
Panama	(29%)	(21%)	(2%)
Costa Rica	(13%)	(38%)	(26%)
Rest of CLH	(27%)	39%	(14%)

2019 Fourth Quarter Results Page 9

OPERATING RESULTS

CEMEX LatAm Holdings

Price Summary

Variation in U.S. dollars

	January - December 2019 vs. 2018	Fourth Quarter 2019 vs. 2018	Fourth Quarter 2019 vs. Third Quarter 2019
DOMESTIC GRAY CEMENT			
Colombia	(5%)	5%	3%
Panama	(6%)	(9%)	(3%)
Costa Rica	(4%)	(2%)	(2%)
Rest of CLH	(2%)	(3%)	(2%)
READY-MIX			
Colombia	(10%)	(4%)	1%
Panama	(3%)	(8%)	(6%)
Costa Rica	(0%)	(2%)	2%
Rest of CLH	4%	6%	(4%)
AGGREGATES			
Colombia	(6%)	(1%)	(0%)
Panama	(8%)	(16%)	(12%)
Costa Rica	(10%)	(9%)	7%
Rest of CLH	13%	3%	(18%)

For Rest of CLH, volume-weighted average prices.

Variation in local currency

	January - December 2019 vs. 2018	Fourth Quarter 2019 vs. 2018	Fourth Quarter 2019 vs. Third Quarter 2019
DOMESTIC GRAY CEMENT			
Colombia	5%	10%	3%
Panama	(6%)	(9%)	(3%)
Costa Rica	(3%)	(7%)	(2%)
Rest of CLH	1%	(1%)	(1%)
READY-MIX			
Colombia	0%	1%	1%
Panama	(3%)	(8%)	(6%)
Costa Rica	2%	(7%)	1%
Rest of CLH	6%	7%	(3%)
AGGREGATES			
Colombia	4%	4%	(0%)
Panama	(8%)	(16%)	(12%)
Costa Rica	(9%)	(14%)	6%
Rest of CLH	19%	8%	(17%)

For Rest of CLH, volume-weighted average prices.

2019 Fourth Quarter Results

Page 10

DEFINITIONS OF TERMS AND DISCLOSURES

CEMEX LatAm Holdings

IFRS 16, Leases ("IFRS 16")

Beginning January 1, 2019, IFRS 16 introduced a single lessee accounting model which requires a lessee to recognize, for all leases, assets for the right-of-use the underlying asset against a corresponding financial liability representing the net present value of estimated lease payments under the contract, allowing exemptions in case of leases with a term of up to 12 months or when the underlying asset is of low value, with a single income statement model in which the lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX Latam adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2018 as follows:

(Millions of dollars)	January 1st, 2018
Assets for the Right-of-use	$ 15.7
Deferred tax assets	$ 2.8
Lease financial liabilities	$ (23.0)
Deferred tax liabilities	$ (0.7)
Retained earnings[1]	**$ (5.2)**

[1] The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset against the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

CEMEX Latam modified the previously reported income statement for the twelve-month period ended December 31, 2018 to give effect to the retrospective adoption of IFRS 16, as follows:

Selected information Income Statement	Original Reported		Modified	
(Millions of dollars)	Jan-Dec	4Q	Jan-Dec	4Q
Revenues	1,108.3	259.8	1,108.3	259.8
Cost of sales	(649.7)	(147.5)	(648.3)	(147.2)
Operating expenses	(290.8)	(73.7)	(290.1)	(73.4)
Other expenses, net	3.8	4.5	3.8	4.5
Financial(expense)income and others	(62.5)	(30.1)	(64.9)	(30.7)
Earnings before income tax	109.1	12.9	108.7	12.9
Income tax	(36.6)	(3.2)	(36.5)	(3.2)
Earnings from continuing operations	**72.5**	**9.7**	**72.2**	**9.7**

As of December 31, 2019, and 2018, assets for the right-of-use amounted to $17.6 million and $15.0 million, respectively. In addition, as of December 31, 2019 and 2018, financial liabilities related to lease contracts amounted to $24.7 million and $22.3 million, respectively, included within "Debt and other financial liabilities".

2019 Fourth Quarter Results Page 11

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Discontinued operations and assets held for sale

On September 27, 2018, after receiving the corresponding authorizations by local authorities, CEMEX Latam concluded the disposal of its construction materials operations in Brazil to Votorantim Cimentos N/NE S.A., comprised of a fluvial cement distribution terminal located in Manaus, Amazonas state and its operating license. The selling price was approximately US$31 million including working capital adjustments. CEMEX Latam's operations in Brazil for the period from January 1 to September 27, 2018 were reclassified and reported, net of income tax, in the single line item "Discontinued Operations".

The following table presents condensed combined information of the income statements of CEMEX Latam discontinued operations in its operating segment in Brazil for the period from January 1 to September 27, 2018:

INCOME STATEMENT	**Jan - Dec**	
(Millions of dollars)	**2019**	**2018**
Sales	-	26.6
Cost of sales and operating	-	(27.9)
Other expenses, net	-	(0.1)
Interest expense, net and others	-	(0.3)
Income (loss) before income tax	-	(1.6)
Income tax	-	0.3
Loss of discontinued operations	-	(1.3)
Result in sale, withholding and Fx reclassification	-	(8.2)
Net loss of discontinued operations	**-**	**(9.6)**

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala and El Salvador.

Exchange rates

	January - December		January - December		Fourth Quarter	
	2019 EoP	2018 EoP	2019 average	2018 average	2019 average	2018 average
Colombian peso	3,277.14	3,249.75	3,299.77	2,972.04	3,396.52	3,230.74
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	576.49	611.75	588.40	581.56	575.92	608.53
Euro	0.89	0.87	0.89	0.85	0.90	0.87

Amounts provided in units of local currency per US dollar.

2019 Fourth Quarter Results Page 12

DEFINITIONS OF TERMS AND DISCLOSURES Contracts signed in November 2019    On November 15, 2019, through its subsidiary Balboa Investments B.V.    (“Balboa”), CEMEX sold its 25% equity interest in Cemento    Interoceánico to a subsidiary of Cementos Progreso, S.A. (the “Purchaser”) for a price of U$44 million, plus an additional consideration for up to U$20 million to be received in 2020. As condition precedent for the acquisition of such 25% equity interest of    Balboa in Cemento Interoceánico, the Purchaser required Balboa’s intermediation with Cemento Bayano, with the purpose of negotiating a new clinker supply agreement between Cemento Bayano and Cemento Interoceánico including certain commercial conditions as well as a guaranteed installed capacity reserve of its plant in Panama for a period of 10 years beginning on November 15, 2019. Cemento Bayano accepted these conditions in exchange of a compensation from Balboa for an amount of up to U$52 million during the aforementioned period of 10 years in order to compensate Cemento Bayano’s decrease in operating earnings resulting from the new clinker supply agreement. From this compensation, on November 15, 2019, Balboa anticipated to CLH U$32 million.    In addition, on November 15, 2019, as part of the agreements entered into simultaneously in which Balboa sold its 25% equity interest in    Cemento Interoceánico, CEMEX Guatemala, S.A. (“CEMEX Guatemala”) entered as purchaser into a clinker supply agreement with Cementos Progreso, S.A. aiming to acquire over a term of 10 years, an estimated volume of 400 thousand metric tons of clinker per year. The amounts under the contract will vary depending on the annual consumption of clinker by CEMEX Guatemala.    2019 Fourth Quarter Results                Page 13

DEFINITIONS OF TERMS AND DISCLOSURES Definition of terms    Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.    Net debt equals total debt minus cash and cash equivalents.    Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.    pp equals percentage points. EoP equals End of Period.    Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables. 2019 Fourth Quarter Results                Page 14